July 1, 2019

Jimmy Chan
Chief Executive Officer
Sugarmade, Inc.
750 Royal Oaks Dr., Suite 108
Monrovia, California 91016

       Re: Sugarmade, Inc.
           Registration Statement on Form S-1
           Filed June 26, 2019
           File No. 333-232364

Dear Mr. Chan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Ronald J. Stauber, Esq.